Exhibit 2.s.3

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Nine Months Ended June 30, 2015		For the Year Ended September 30,
			2014		2013		2012		2011		2010
	(Dollars in thousands)
Net investment income	$12,220		$18,368		$18,386		$19,044		$18,412		$17,759
add: fixed charges and preferred dividends (A)	6,679		7,213		7,137		8,108		4,096		5,880
less: preferred dividends (A)	(3,087)		(3,338)		(2,744)		(2,491)		—		—

Earnings	$15,812		$22,243		$22,779		$24,661		$22,508		$23,639

Fixed charges and preferred dividends:
Interest expense	$2,735		$2,628		$3,182		$4,374		$2,676		$4,390
Amortization of deferred financing fees	857		1,247		1,211		1,243		1,420		1,490
Preferred dividends(A)	3,087		3,338		2,744		2,491		—		—

Total fixed charges and preferred dividends(A)	$6,679		$7,213		$7,137		$8,108		$4,096		$5,880
Ratio of earnings to combined fixed charges and pref dividends(A)	2.4	x	3.1	x	3.2	x	3.0	x	5.5	x	4.0	x

(A) Represents preferred dividends on the Series 2016 Term Preferred Shares that were paid as accrued from October 31, 2011 up to and excluding May 23, 2014, and preferred dividends on the Series 2021 Term Preferred Shares since May 20, 2014.